                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              WATTAGE MONITOR INC.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                          -----------------------------
                         (Title of Class of Securities)

                                   94274R1023
                                   -----------
                                 (CUSIP Number)

            David S. Brosgol, Esq.            Frode Jensen, Esq.
            Weiss, Peck & Greer, LLC          Pillsbury Winthrop LLP
            One New York Plaza                Financial Centre
            New York, NY 10004                695 East Main Street
            212-908-9789                      Stamford, CT 06904
                                              203-348-2300

                   --------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 28, 2000
                               ------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D


--------------------------------
CUSIP NO.  94274R1023
          -----------
--------------------------------

--------------------------------------------------------------------------------
        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    Weiss, Peck & Greer, LLC
--------------------------------------------------------------------------------

        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                    (a)  [X]
                                    (b)  [ ]
--------------------------------------------------------------------------------

        3.     SEC USE ONLY
--------------------------------------------------------------------------------

        4.     SOURCE OF FUNDS
                                       AF
--------------------------------------------------------------------------------

        5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                    [ ]
--------------------------------------------------------------------------------
        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
--------------------------------------------------------------------------------
NUMBER OF                           7.      SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY                        8.      SHARED VOTING POWER
OWNED BY                                    22,185,629(1)
EACH PERSON                         9.      SOLE DISPOSITIVE POWER
                                            0
                                    10.     SHARED DISPOSITIVE POWER
                                            22,185,629(1)
--------------------------------------------------------------------------------

        11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               22,185,629(1)
--------------------------------------------------------------------------------
        12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                    [ ]
--------------------------------------------------------------------------------

        13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
               49.9%
--------------------------------------------------------------------------------

        14.    TYPE OF REPORTING PERSON
               IA, BD, OO









--------------------------------------------------------------------------------


                                  SCHEDULE 13D


--------------------------------
CUSIP NO.  94274R1023
          -----------
--------------------------------

--------------------------------------------------------------------------------
        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                            WPG Software Fund, L.P.

--------------------------------------------------------------------------------
        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                    (a)     [X]
                                    (b)     [ ]
--------------------------------------------------------------------------------
        3.     SEC USE ONLY
--------------------------------------------------------------------------------
        4.     SOURCE OF FUNDS
                                       WC
--------------------------------------------------------------------------------

        5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)
                                    [ ]
--------------------------------------------------------------------------------

        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
--------------------------------------------------------------------------------

NUMBER OF                           7.      SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY                        8.      SHARED VOTING POWER
OWNED BY                                    5,316,730(1)
EACH PERSON
                                    9.      SOLE DISPOSITIVE POWER
                                            0
                                    10.     SHARED DISPOSITIVE POWER
                                            5,316,730 (1)
--------------------------------------------------------------------------------
        11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,316,730 (1)

--------------------------------------------------------------------------------
        12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
--------------------------------------------------------------------------------
        13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
               12.0%
--------------------------------------------------------------------------------
        14.    TYPE OF REPORTING PERSON
               PN



--------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------
CUSIP NO.  94274R1023
          -----------
--------------------------------
--------------------------------------------------------------------------------
        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    WPG Raytheon Software Fund, L.P.
--------------------------------------------------------------------------------

        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                    (a)     [X]
                                    (b)     [ ]
--------------------------------------------------------------------------------
        3.     SEC USE ONLY
--------------------------------------------------------------------------------
        4.     SOURCE OF FUNDS
                                       WC
--------------------------------------------------------------------------------
        5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)
                                    [ ]
--------------------------------------------------------------------------------
        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
--------------------------------------------------------------------------------
NUMBER OF                           7.      SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY                        8.      SHARED VOTING POWER
OWNED BY                                    9,269,738(1)
EACH PERSON
                                    9.      SOLE DISPOSITIVE POWER
                                            0
                                    10.     SHARED DISPOSITIVE POWER
                                            9,269,738 (1)
--------------------------------------------------------------------------------
        11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,269,738(1)
--------------------------------------------------------------------------------
        12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                        [ ]
--------------------------------------------------------------------------------
        13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
               20.8%
--------------------------------------------------------------------------------
        14.    TYPE OF REPORTING PERSON
               PN



--------------------------------------------------------------------------------


                                  SCHEDULE 13D

--------------------------------
CUSIP NO.  94274R1023
          -----------
--------------------------------
--------------------------------------------------------------------------------
        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    WPG Institutional Software Fund, L.P.
--------------------------------------------------------------------------------
        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                    (a)     [X]
                                    (b)     [ ]
--------------------------------------------------------------------------------
        3.     SEC USE ONLY
--------------------------------------------------------------------------------
        4.     SOURCE OF FUNDS
                                       WC
--------------------------------------------------------------------------------

        5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)
                                    [ ]
--------------------------------------------------------------------------------
        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
--------------------------------------------------------------------------------
NUMBER OF                           7.      SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY                        8.      SHARED VOTING POWER
OWNED BY                                    7,599,161(1)
EACH PERSON
                                    9.      SOLE DISPOSITIVE POWER
                                            0
                                    10.     SHARED DISPOSITIVE POWER
                                            7,599,161(1)
--------------------------------------------------------------------------------
        11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,599,161(1)
--------------------------------------------------------------------------------

        12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                        [ ]
--------------------------------------------------------------------------------
        13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
               17.1%
--------------------------------------------------------------------------------
        14.    TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


                                  SCHEDULE 13D

--------------------------------
CUSIP NO.  94274R1023
          -----------
--------------------------------
--------------------------------------------------------------------------------
        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    Benjamin J. Taylor
--------------------------------------------------------------------------------
        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                    (a)     [X]
                                    (b)     [ ]
--------------------------------------------------------------------------------
        3.     SEC USE ONLY
--------------------------------------------------------------------------------
        4.     SOURCE OF FUNDS
                                       AF
--------------------------------------------------------------------------------
        5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)
                                    [ ]
--------------------------------------------------------------------------------
        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                     U.S.A.
--------------------------------------------------------------------------------
NUMBER OF                           7.      SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY                        8.      SHARED VOTING POWER
OWNED BY                                    5,316,730(1)
EACH PERSON
                                    9.      SOLE DISPOSITIVE POWER
                                            0
                                    10.     SHARED DISPOSITIVE POWER
                                            5,316,730(1)
--------------------------------------------------------------------------------
        11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,316,730(1)
--------------------------------------------------------------------------------
        12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                        [ ]
--------------------------------------------------------------------------------
        13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
               12.0%
--------------------------------------------------------------------------------
        14.    TYPE OF REPORTING PERSON
               IN




--------------------------------------------------------------------------------

        (1) WPG Software Fund, L.P., directly owns 5,316,730 shares; WPG Raytheon Software Fund, L.P., directly owns 9,269,738 shares; and WPG Institutional Software Fund, L.P., directly owns 7,599,161 shares. Weiss, Peck & Greer, LLC, is the general partner and discretionary investment advisor of WPG Software Fund, L.P., WPG Raytheon Software Fund, L.P., and WPG Institutional Software Fund, L.P., (collectively, the "WPG Funds") and may be deemed to have shared voting and dispositive power with respect to the shares owned by the WPG Funds. Benjamin J. Taylor is a general partner of WPG Software Fund, L.P. and may be deemed to have shared voting and dispositive power with respect to the 5,316,730 shares owned by that fund.

ITEM 1.  SECURITY AND ISSUER

        This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of WATTAGE MONITOR INC., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 110 Kietzke Lane, Reno, Nevada 89502.

ITEM 2.  IDENTITY AND BACKGROUND

        The persons filing this statement are each of the WPG Funds, Weiss, Peck & Greer, LLC, and Mr. Taylor (collectively, the "Reporting Persons"). The WPG Funds are each Delaware limited partnerships whose principal business is investing in various companies. The principal offices of the WPG Funds are located at One New York Plaza, New York, New York 10004.

        Weiss, Peck & Greer, LLC, is a Delaware limited liability company whose principal business is to provide discretionary investment management services to institutional clients. The principal offices of Weiss, Peck & Greer, LLC, are located at One New York Plaza, New York, New York 10004. The members of the executive committee of Weiss, Peck & Greer, LLC are Stephen Weiss, Roger Weiss, Philip Greer, Gill Cogan, Wesley Lang, Constant Korthout, and Ronald Hoffner (collectively, the "WPG Managing Members"). The business address of each of the WPG Managing Members is One New York Plaza, New York, New York 10004.

        Benjamin J. Taylor is the co-general partner of WPG Software Fund, L.P. Mr. Taylor's business address is One New York Plaza, New York, New York 10004.

        During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, the WPG Managing Members have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Each of the WPG Funds funded its purchases of the Common Stock from its own working capital. None of the funds used to purchase such securities consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of common stock.

ITEM 4.  PURPOSE OF TRANSACTION

        The WPG Funds effected the transaction reported in this statement in the ordinary course of business for investment purposes. From time to time, the WPG Funds may acquire additional shares of the Issuer's common stock or dispose of some or all of the shares owned by them. None of the Reporting Persons has any other plans that relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a) and (b) The following is the amount of Common Stock that is beneficially owned by each Reporting Person:


                                              Aggregate #     Percentage
                         Name                  of Shares       of Class
                         ----                 -----------     ----------
            WPG Software Fund, L.P.            5,316,730        12.0%

            WPG Raytheon Software,
            Fund, L.P.                         9,269,738        20.8%

            WPG Institutional Software
            Fund, L.P.                         7,599,161        17.1%


        As the general partner and discretionary investment advisor of the WPG Funds, Weiss, Peck & Greer, LLC shares voting and dispositive power over the 22,185,729 shares of Common Stock owned by the WPG Funds and may be deemed beneficially to own such shares, representing approximately 49.9% of the outstanding shares of Common Stock.

        As the co-general partner of the WPG Software Fund, L.P., Mr. Taylor shares voting and dispositive power over the 5,316,830 shares of Common Stock owned by the WPG Software Fund, L.P., and may be deemed beneficially to own such shares, representing approximately 12.0% of the outstanding shares of common stock of the Issuer.

        (c) On September 30, 2000, a limited partner of WPG Software Fund, L.P., received 3,700 shares of Common Stock in a redemption of its share of the fund. On January 2, 2001, that limited partner returned the shares as part of its reinvestment in the fund.

        (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Issuer.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except to the extent described in Items 2 and 5, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.  Material To Be Filed as Exhibits

         Exhibit A      Joint Filing Agreement

         Exhibit B      Powers of Attorney related to Weiss, Peck & Greer, LLC,
                        WPG Software Fund, L.P., WPG Raytheon Software Fund,
                        L.P., WPG Institutional Software Fund, L.P., and
                        Benjamin J. Taylor

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2001

                                    WEISS, PECK & GREER, LLC

                                    By:     /s/  David S. Brosgol
                                            ---------------------------
                                            Name:  David S. Brosgol
                                            Title: Attorney-in-Fact

                                    WPG SOFTWARE FUND, L.P

                                    By:     /s/  David S. Brosgol
                                            ---------------------------
                                            Name:  David S. Brosgol
                                            Title: Attorney-in-Fact

                                    WPG RAYTHEON SOFTWARE FUND, L.P

                                    By:     /s/  David S. Brosgol
                                            ---------------------------
                                            Name:  David S. Brosgol
                                            Title: Attorney-in-Fact

                                    WPG INSTITUTIONAL SOFTWARE FUND, L.P

                                    By:     /s/  David S. Brosgol
                                            ---------------------------
                                            Name:  David S. Brosgol
                                            Title: Attorney-in-Fact

                                    BENJAMIN J. TAYLOR

                                    By:     /s/  David S. Brosgol
                                            ---------------------------
                                            Name:  David S. Brosgol
                                            Title: Attorney-in-Fact

                                  EXHIBIT INDEX


 Exhibit             Description

Exhibit A      Joint Filing Agreement

Exhibit B      Powers of Attorney related to Weiss, Peck & Greer, LLC, WPG
               Software Fund, L.P., WPG Raytheon Software Fund, L.P., WPG
               Institutional Software Fund, L.P., and Benjamin J. Taylor